SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 4)1


                        ESPRIT TELECOM GROUP PLC
                              (Name of Issuer)

American Depositary Shares representing Ordinary Shares, nominal value 1p each
                 (Title of Class of Securities)

                                 29665W104
                               (CUSIP Number)


                            Sean P. McGuinness, Esq.
                    Swidler Berlin Shereff Friedman, LLP
           3000 K Street, N.W., Suite 300, Washington, D.C. 20007
                                202-424-7500
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 March 6, 1998
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 5 Pages)

------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D/A

----------------------                               ----------------------
CUSIP No.  29665W104                                  Page 2 of 5
----------------------                               ----------------------
----------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS:        Gold & Appel Transfer, S.A.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
----------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                 (b)  [   ]
----------------------------------------------------------------------------
3.     SEC USE ONLY

-----------------------------------------------------------------------------
4.     SOURCE OF FUNDS                           Not Applicable
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                            [   ]
------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION         British Virgin Islands
------------------------------------------------------------------------------
NUMBER OF                 7. SOLE VOTING POWER                  0
SHARES                   -----------------------------------------------------
BENEFICIALLY              8. SHARED VOTING POWER                0
OWNED BY                 -----------------------------------------------------
EACH                      9. SOLE DISPOSITIVE POWER             0
REPORTING                -----------------------------------------------------
PERSON WITH:             10. SHARED DISPOSITIVE POWER           0
------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0
-----------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           [   ]
-----------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      0%
------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON                 CO
------------------------------------------------------------------------------

                             SCHEDULE 13D/A

----------------------                               ----------------------
CUSIP No.  29665W104                                  Page 3 of 5
----------------------                               ----------------------
----------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS:           Walt Anderson
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)
----------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [   ]
                                                                 (b)  [   ]
----------------------------------------------------------------------------
3.     SEC USE ONLY

-----------------------------------------------------------------------------
4.     SOURCE OF FUNDS            Not Applicable
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                            [   ]
------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION         United States of America
------------------------------------------------------------------------------
NUMBER OF               7. SOLE VOTING POWER                  0
SHARES                 -------------------------------------------------------
BENEFICIALLY            8. SHARED VOTING POWER                0
OWNED BY               -----------------------------------------------------
EACH                    9. SOLE DISPOSITIVE POWER             0
REPORTING              -------------------------------------------------------
PERSON WITH:           10. SHARED DISPOSITIVE POWER           0
------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0
-----------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           [   ]
-----------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         0%
------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON                 IN
------------------------------------------------------------------------------

This Amendment No. 4 ("Amendment No. 4") to Schedule 13D filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the American Depository Shares representing Ordinary Shares, nominal value 1p per share (the " Ordinary Shares"), of Esprit Telecom Group plc, a public limited company incorporated under the laws of England and Wales (the "Issuer"), amends and/or supplements, as indicated, Items 5 and 7 of the Schedule 13D filed by Gold & Appel and Mr. Anderson as joint filers on January 27, 1998 (the "Statement"), Amendment No. 1 filed as of March 30, 1998, Amendment No. 2 filed as of July 10, 1998 and Amendment No. 3 filed as of October 13, 1998. All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5(e) is hereby amended to add the following:

         In connection with the offer (the "Exchange Offer") made by Bear, Stearns & Co. Inc. and Bear, Stearns International Limited, on behalf of Global TeleSystems Group, Inc. ("GTS"), to acquire all of the Ordinary Shares (including Ordinary Shares represented by American Depository Shares), in exchange for shares of the Common Stock, par value $0.10 per share of GTS, Mr. Anderson and Gold & Appel tendered all of the Ordinary Shares held by them. On March 4, 1999, the Exchange Offer was completed and accordingly, on that date, Mr. Anderson and Gold & Appel ceased to be the beneficial owners of more than five percent of the Ordinary Shares.


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.


     Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Statement.



















                               Page 4 of 5

                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 24, 1999

                                   Gold & Appel Transfer, S.A.,
                                   a British Virgin Islands corporation


                                   By:/s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Attorney-in-Fact for
                                        Gold & Appel Transfer, S.A.

                                                               /s/ Walt Anderson
                                       ------------------------------------
                                        Walt Anderson






















                              Page 5 of 5